  Filed by: Gold Royalty Corp.

  (Commission File Number: 001-40099)

  Pursuant to Rule 425 under the Securities Act of 1933

   Subject Company: Elemental Royalties Corp.

GoldRoyalty

Creating A Leading Growth-Focused Precious Metals Royalty Company

January 2022

NYSE American: GROY

Disclaimer

NOTICE TO READERS

This presentation is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The offer to acquire securities (the "Offer") of Elemental Royalties Corp. ("Elemental") and to issue securities of Gold Royalty Corp. ("Gold Royalty") is being made solely by, and subject to the terms and conditions set out in the Offer to Purchase and Bid Circular dated January 11, 2022 and related offer documents (the "Offer Documents"). Copies of such documents are available under Elemental's profile at www.sedar.com. The distribution of this presentation in jurisdictions other than Canada may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than Canada should inform themselves about, and observe, any applicable requirements. This presentation does not purport to comply with the laws of any non-Canadian jurisdiction, excluding the United States, and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of jurisdictions outside Canada. Shareholders should refer to the Offer Documents for important information regarding the Offer. The information herein regarding Elemental has been derived from Elemental's public disclosure. All references to "$" or dollar amounts are to United States dollars and all references to "C$" are to Canadian dollars, unless otherwise indicate.

NOTICE TO U.S. SHAREHOLDERS

In connection with the Offer, Gold Royalty has filed with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-4 (the "Registration Statement"), which contains a prospectus relating to the Offer, under the U.S. Securities Act of 1933, as amended. INVESTORS, SHAREHOLDERS OF ELEMENTAL, AND OTHER INTERESTED PARTIES ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ANY AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THOSE DOCUMENTS BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT GOLD ROYALTY, ELEMENTAL, AND THE OFFER. Materials filed with the SEC will be available electronically without charge at the SEC's website at www.sec.gov under Gold Royalty's profile and the materials will be posted on Gold Royalty's website at www.goldroyalty.com.

Gold Royalty is a foreign private issuer and is permitted to prepare the offer to purchase and takeover bid circular and related documents in accordance with Canadian disclosure requirements, which are different from those of the United States. Gold Royalty prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and they may not be directly comparable to financial statements of United States companies. In addition, mineral reserve and mineral resource information included in this presentation has been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the CIM Definition Standards, which differ in many respects from the requirements of the United States securities laws. The SEC has adopted new rules to amend and modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC (the "SEC Modernization Rules"). We are required to provide disclosure on our mineral properties under the SEC Modernization Rules in our Registration Statement and prospectus contained therein. We have included schedules to our Registration Statement and prospectus containing Supplemental Mining Property Disclosures that we believe are in compliance with the SEC Mining Modernization Rules. As a result of SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources," "indicated mineral resources," and "inferred mineral resources," and the definitions of "proven mineral reserves" and "probable mineral reserves" have been amended to be substantially similar to the corresponding CIM Definition Standards. However, there remain differences in the definitions and standards under the SEC Mining Modernization Rules and the CIM Definition Standards, and, therefore, shareholders should also refer to the Supplemental Mining Property Disclosure schedules attached to the Registration Statement and prospectus contained therein.

Shareholders in the United States should be aware that the disposition of their Elemental shares and the acquisition of Gold Royalty shares by them as described herein may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning Gold Royalty shares may subject them to tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of the United States, may not be described fully herein and such shareholders are encouraged to consult their tax advisors. See Section 36 of the Offer to Purchase dated January 11, 2022, "Certain Canadian Federal Income Tax Considerations" and Section 37 of the Offer to Purchase, "Certain United States Federal Income Tax Considerations".

THE OFFER CONSIDERATION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER SECURITIES REGULATORY AUTHORITY, NOR HAS THE SEC OR ANY OTHER SUCH AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF ANY OFFERING DOCUMENTS, INCLUDING THE OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

In accordance with applicable law, rules and regulations of the United States, Canada or its provinces or territories, including Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), Gold Royalty or its affiliates and any advisor, broker or other person acting as agent for, or on behalf of, or in concert with Gold Royalty or its affiliates, directly or indirectly, may bid for, make purchases of, or make arrangements to, purchase Elemental shares or certain related securities outside the Offer, including purchases in the open market at prevailing prices or in private transactions at negotiated prices. Such bids, purchases or arrangements to purchase may be made during the period of the Offer and through the expiration of the Offer. Any such purchases must comply with applicable laws, rules and regulations. To the extent information about such purchases or arrangements to purchase is made public in Canada, such information will be disclosed by means of a press release or other means reasonably calculated to inform shareholders in the United States of such information.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING-STATEMENTS

Certain of the information in this presentation contains 'forward-looking information' and 'forward-looking statements' within the meaning of applicable Canadian and U.S. securities laws ("forward-looking statements") and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty's actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. The words "believe", "expect", "will", "estimate", "propose" and derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Such forward-looking statements, including but not limited to statements relating to: the satisfaction of the conditions related to the Offer; the anticipated timing, benefits and effects of the completion of the Offer; a subsequent transaction, Gold Royalty's business plans and strategies; the plans of the operators of the projects underlying Gold Royalty's and Elemental's royalty and other interests; expected exploration and development timelines and other expected developments regarding such projects; the anticipated synergies and other benefits of the proposed transaction, including Gold Royalty's intentions with respect to Elemental's business, and expectations regarding revenue generation from royalty interests, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, the ability to obtain necessary approvals, including any stock exchange approvals, and to meet the other conditions under the Offer, the ability to realize the benefits under the proposed transaction, material adverse effects on the business, properties and assets of the parties; the accuracy of Elemental's public disclosures and that Elemental has not failed to publicly disclose any material information with respect to its business, operations, assets, material agreements, or otherwise, the impact of general economic and market conditions; any inability of the operators of the properties underlying the parties' royalty and other interests to execute proposed plans for such properties, any inability of the operators of the projects underlying royalty interests to achieve expected project milestones, including expected production at such projects, risks related to such operators or the exploration, development and mining operations of the properties underlying the parties' royalty and other interests; impacts of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses; any inability of the parties to carry out growth plans and other risk factors set forth in Gold Royalty's annual report on Form 20-F for the year ended September 30, 2021 and in the Offer Documents, copies of which are available at www.SEDAR.com. Although Gold Royalty has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gold Royalty does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

TECHNICAL AND THIRD PARTY INFORMATION

Alastair Still, the Director of Technical Services at Gold Royalty, a qualified person as such term is defined under Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") has reviewed and approved the scientific and technical information contained herein regarding Gold Royalty's royalty and other interests.

Information contained herein regarding the projects underlying Gold Royalty's and Elemental's royalty interests are derived from the public disclosure of the operators of such projects. The disclosure of Mineral Reserves and Mineral Resources contained herein has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. See "Cautionary Note Regarding Mineral Reserves and Mineral Resources" and "Technical and Third-Party Information" in Registration Statement for further information. This presentation uses the term "Inferred Mineral Resources." Inferred Mineral Resources have a greater amount of uncertainty as to their existence and feasibility. Under applicable Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category of mineral resources or to mineral reserves.

Transaction Rationale

Growing a Precious Metals Focused Royalty Company

- ✓ Strategically positions Gold Royalty as a preeminent intermediate precious metals royalty company
- ✓ Sector-leading portfolio of 200 royalties across cash flowing, development and exploration assets
- ✓ Industry leading growth profile over next three years; longer-term growth driven by deep pipeline of earlier stage royalties, Gold Royalty's "Royalty Generator Model", and future acquisitions
- ✓ Cornerstone royalties on Canadian Malartic, Fenelon, and Karlawinda
- ✓ Premier operating partners focused in Tier-1 jurisdictions (Quebec, Nevada and Australia)
- ✓ Experienced management team with deep capital markets experience and a track record of creating value

GoldRoyalty

ELEMENTAL ROYALTIES

Transaction Summary

Gold Royalty's Offer is Attractive to Elemental Shareholders

The Offer	• Acquisition of all outstanding shares of Elemental Royalties Corp. ("ELE" or "Elemental"), together with all associated rights under the shareholder rights plan of ELE dated December 30, 2021 • Total consideration of 0.27 of a Gold Royalty share per Elemental share, valuing Elemental at C$1.78 per share • Total equity value of approximately C$130 mm[1]
Premium	• 37% premium to Elemental's closing price on December 17, 2021 • Based upon the closing prices of Elemental and Gold Royalty on December 17, 2021
Ownership	• Gold Royalty and former Elemental shareholders to own approximately 88% and 12%, respectively, on a fully diluted, in-the-money basis
Timing	• Offer is open to acceptance until 5:00 p.m. (Toronto time) on April 27, 2022 • Take-over bid circular filed January 11th, 2022

Source: FactSet, Bloomberg, and company disclosure.
Note: Pricing date of 17-Dec-21.
1) Calculated on a fully-diluted, in-the-money basis.

Benefits to Gold Royalty Shareholders

Elemental Aligns with Gold Royalty's Growth Strategy

- ✓ **Adds a highly complementary portfolio of cash-flowing and development assets**
- ✓ **Adds diversification into Western Australia, another Tier-1 jurisdiction**
- ✓ **Immediately enhances near-term cash flow profile**
- ✓ **Partnerships with premier operators including Endeavour Mining and Capricorn Metals**
- ✓ **Exposure to long life, high margin Karlawinda asset, Australia's newest gold mine**
- ✓ **Accretive on key financial and operating metrics**

Benefits to Elemental Shareholders

Significant Premium & Participation in the Newest Intermediate Royalty Company

1 Significant Upfront Premium

- Immediate premium of 37% based on December 17, 2021 closing prices
- Implied offer price of C$1.78/sh exceeds Elemental's 2021 peak share price

2 Sector-Leading Portfolio

- 200 royalties across cash flowing, development and exploration assets, focused in Tier 1 jurisdictions

3 Enhanced Trading Liquidity

- Gold Royalty has averaged ~US$3.2 mm of daily trading liquidity over the past 6 months ended December 17, 2021, compared to ~US$62 thousand for Elemental over the same period

4 Financial Strength

- Strong balance sheet with $37 mm in total available liquidity, and zero debt
- Demonstrated ability to access capital markets

5 Management Track Record

- Deep mining & capital markets expertise and track record of success
- Proven team to lead combined company through next stage of growth

6 Re-Rate Potential

- Driven by enhanced scale, asset quality, cash flow and growth of the pro-forma company

Source: FactSet, Bloomberg, and company disclosure.
Note: Pricing date of 17-Dec-21.

Benefits to Elemental Shareholders

1 *Significant Upfront Premium*

Significant Upfront Premium of 37%



C$1.30
+37%
C$1.78
Unaffected Price
17-Dec-21
Offer Price
20-Dec-21

… Exceeds Elemental's 2021 peak share price



Current Offer (C$1.78)
Elemental Share Price (C$/sh)
$1.80
$1.70
$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
Jan-21
Mar-21
May-21
Jul-21
Sep-21
Nov-21

Source: FactSet, Bloomberg, and company disclosure.
Note: Pricing date of 17-Dec-21.

Benefits to Elemental Shareholders

2 *Sector-Leading Portfolio*

200 Royalties	
12 Royalties on Producing Assets	**23** Royalties on Assets in Development
31 Advanced Exploration Royalties	**134** Early Stage Exploration Royalties

Pure Precious Metals Exposure[1]



< 1%
> 99%
Precious Metals

Immediate Cash Flow & Strong Growth Pipeline[1]



19%
20%
61%
Producing
Developing
Advanced Exploration

Focus on Tier 1 Jurisdictions[1]



4%
1%
20%
10%
64%
Canada / USA
Australia
South America
Africa
Other

Premier Operating Partners[1,2]



Non-Major 54%
Major 46%

Source: Thomson One Analytics.
1) Based on analyst consensus NAV for assets where a disclosed NAV estimate is provided. Excludes assets classified as “other”.
2) Majors defined as senior and intermediate producers as per CIBC Global Mining Investment Banking database.

Benefits to Elemental Shareholders

3 Enhanced Trading Liquidity & 4 Financial Strength

Enhanced Trading Liquidity


639
58
Elemental
Gold Royalty

Average Daily Traded Volume – Last 6 Months
(‘000 shares)


$3.2
$0.06
Elemental
Gold Royalty

Average Daily Traded Value – Last 6 Months
($mm)

Financial Strength

- ✓ $37 mm in total available liquidity (cash & marketable securities)
- ✓ No debt
- ✓ Oversubscribed $90 mm IPO in March 2021
- ✓ Demonstrated capital markets access at attractive cost of capital

Source: FactSet, Bloomberg, and company disclosure.
Note: Pricing date of 17-Dec-21.

Benefits to Elemental Shareholders

5 *Management Track Record*



David Garofalo
Chairman & CEO

Mr. Garofalo has worked in various leadership capacities in the natural resources sector over the last 30 years. Prior to joining Gold Royalty, he served as CEO of Goldcorp Inc., until its sale to Newmont Corporation in April 2019. Prior to that, he served as President and CEO of Hudbay Minerals Inc. and Chief Financial Officer of Agnico-Eagle Limited.



Josephine Man
Chief Financial Officer

Ms. Man is an experienced financial professional and acts as CFO of Uranium Royalty Corp. Prior to joining Gold Royalty Corp. Ms. Man was VP, Finance and Control of SAIS Limited; the CFO of Jien International Investment Limited, a private nickel and copper producer; and previously was an audit partner with Ernst & Young LLP.



John Griffith
Chief Development Officer

Mr. Griffith is a former Managing Director and the Head of Americas Metals & Mining Investment Banking for Bank of America. He brings nearly 30 years of financial services sector experience spanning three continents, including 26 years of global investment banking expertise.



Alastair Still
Director of Technical Services

Mr. Still is presently the CEO of GoldMining Inc. and is an experienced mining industry professional with over 25 years of experience. Prior to Gold Royalty, Mr. Still held a variety of corporate and operational leadership roles with major gold miners such as Newmont, Goldcorp, Placer Dome, Agnico Eagle and Kinross.



Samuel Mah
VP, Evaluations

Mr. Mah is professional engineer with over 24 years of experience in conducting the technical due diligence on over 350 projects and mines with a track record of M&A success in the mining industry.



Jerry Baughman
VP, Nevada Select Royalty Inc.

Mr. Baughman leads Gold Royalty's generative model in the USA, with a core focus in Nevada. A professional geologist with over 35 years of experience in mineral exploration in the United States, Mexico, and South America with multiple organizations.

Benefits to Elemental Shareholders

6 *Re-Rate Potential Through Scale, Portfolio Quality and Growth*

Robust Re-Rate Potential

- ✓ Cornerstone Royalties on Canadian Malartic, Fenelon, Karlawinda
- ✓ Enhanced Cash Flow Generation and Industry Leading Near-Term Growth
- ✓ Increased Operating Scale and Diversification
- ✓ Strong Operating Partners Focused in Tier 1 Jurisdictions
- ✓ Deep Development Pipeline and Royalty Generator Model Bolsters Organic Growth
- ✓ Strong Balance Sheet with No Debt
- ✓ Enhanced Trading Liquidity and Expected GDXJ Re-Weighting
- ✓ Experienced Management Team with Capital Markets Expertise

P / NAV1 (x) vs. Market Cap ($ mm) – Log Scale



2.25x
2.00x
1.75x
1.50x
1.25x
1.00x
0.75x
0.50x
P/NAV(x)
$10
$100
$1,000
$10,000
$100,000
Market Cap ($ mm)
Franco Nevada
WPM
Royal Gold
Potential Re-Rate
Metalla
Maverix
VOX
Elemental
Triple Flag
Sandstorm
Osisko
Gold Royalty
Nomad
EMX

Source: FactSet, Thomson One Analytics, and company disclosure.
Note: Pricing date of 17-Dec-21.
1) Based on consensus NAVPS estimates.

Canadian Malartic Overview

Cornerstone Asset

Canadian Malartic Asset Highlights

"A generational asset where we can demonstrate at least several decades of mine life" **- Yamana**

Malartic truly is a world-class asset – Location, Size, Quality, Longevity

- Annual production of ~700,000 oz
- AISC well below industry average ($800-$900/oz)
- Located in a top-tier jurisdiction (Québec)
- Quality operators (Yamana and Agnico Eagle)

Key Royalty – 3% NSR over a significant portion of the Odyssey Underground Project

- To become Canada's largest underground mine
- Odyssey is expected to have an 18 year mine life with potential for further extensions[1]
- Construction (shaft and ramp access) commenced and ahead of schedule

Recent Exploration Success

- Positive exploration results from Odyssey demonstrate the potential to increase estimated resources
- Significant exploration potential exists for Odyssey at depth and along strike at the Midway property

Canadian Malartic Royalty Coverage



RADIUM ZONE
15%
NPI
3%
NSR
AGNICO EAGLE / YAMANA
CANADIAN MALARTIC MINE
2%
NSR
1.5%
NSR
117
CHARLIE
GOULDIE
NORRIE
EAST GOULDIE
MALARTIC SOUTH
2%
NSR
3%
NSR
1.5%
NSR
MIDWAY PROJECT
1.5% NSR - SUBJECT TO 1% BUYBACK
N
ABITIBI ROYALTIES NSR'S MALARTIC REGION
3%
2.5%
2%
1.5%
15% NET PROFIT INTEREST
2.5%
NSR
0
1.1 km

Source: Yamana Gold public disclosure, website, and technical report titled "NI 43-101 Technical Report, Canadian Malartic Mine, Quebec, Canada" with an effective date of December 31, 2020.

1) Mine life is expected to be 2023-2039 (inclusive).

Note: The Canadian Malartic NSR royalty does not cover a majority of currently producing operations.

Overview of Select Key Assets
REN and Fenelon

REN – 1.5% NSR | 3.5% NPI

"Potential significant new discovery at key extension of Goldstrike"

Key Highlights:

- Project owned by Nevada Gold Mines (Barrick: 61.5% / Newmont 38.5%)
- Barrick highlighted they are "Super Excited" by REN and its potential to start production in the near term
- Project highlighted as key North American development stage project
- REN represents a potentially significant new discovery at key extension of the Goldstrike Mine, a strategically important operation that has produced 60 Mozs
- Maiden resource expected in 2022
- Part of broader northern Carlin focus including South Arturo, Rodeo Creek, and Banshee



Ordovician Vinini Formation
Devonian Rodeo Creek Formation
Devonian Popovich Formation
Silurian-Devonian Bootstrap Limestone
Jurassic Dikes
Historic Drillhole
Currently Drilling
2021 Assays Returned
2021 Assays Pending
Growth Targets
Au >3.4g/t Indicator
REN
Leeville
RU-24C
45.7m at 32.54g/t
15.2m at 5.61g/t
MRC-21009
16.8m at 2.61g/t
MRC-21006
16.6m at 5.04g/t
13.1m at 7.23g/t
MRC-21001
12.8m at 26.39g/t
7.6m at 13.77g/t
MRC-20021
4.6m at 5.04g/t
4.6m at 10.53g/t
3.0m at 4.22g/t
MRC-20011
7.0m at 32.37g/t
21.4m at 7.17g/t
MRC-21010
8.0m at 16.95g/t
3.8m at 24.76g/t
2.6m at 5.10g/t
MRC-21007
6.7m at 22.25g/t
17.8m at 6.45g/t
22.3m at 7.30g/t
JD1
JB3
JB3 Splay
JD1/Corona Zone
Road to Ren Drift
JB Zone
Corona
SDb
Dp
Drc
Ov
N
150m

Fenelon – 2% NSR

"Multi-million ounce deposit with significant expansion potential"

Key Highlights:

- Project owned by Wallbridge Mining (US$232 mm Mkt Cap)
- Maiden resource announced November 2021
  - **Indicated Resources:** 2.13 Mozs: 36.02 Mt at 1.84 g/t
  - **Inferred Resources:** 1.47 Mozs: 28.99 Mt at 1.57 g/t
- Excellent growth potential of both open pit and underground resource – deposit open in multiple directions and at depth
- Wallbridge has budgeted C$38 mm in 2022 for a 115,000 m drill program at Fenelon
  - Builds on ~330,000 m of drilling completed on deposit between 2017 – 2021
  - Project advanced from discovery to maiden resource in <3 years, with 60% of resource in indicated category



SW
NE
NW
SE
Fenelon Gold System
Vertical Cross-Section
Fenelon Gold System
Vertical Long-Section

Source: Barrick Gold Q3 Results Presentation – November 4, 2021. Nevada Gold Mines Investor Day Presentation 2021.
Wallbridge Corporate Presentation and website. Resource disclosure sourced from Wallbridge press release dated November 9, 2021.

Overview of Select Key Assets
Karlawinda and Wahgnion

Karlawinda – 2% NSR

"Australia's newest gold mine"

Key Highlights:

- Project owned by Capricorn Metals (US$812 mm Mkt Cap)
- Proven management team: Capricorn CEO Mark Clark and team took WA gold miner Regis Resources from A$40 mm to A$2 bln
- Completed commissioning and ramp up activities during September 2021 quarter, achieving guided throughput rates on a steady state basis
- Expected to produce 110k – 125 kozs per year over a 10+ yr mine life based on current reserves; FY2022 guidance of 110 kozs – 120 kozs in first full year of production
- Targeting lowest quartile AISC
- **Proven and Probable Reserves:** 1.20 Mozs: 43.5 Mt at 0.9 g/t
- **M&I Resources:** 1.72 Mozs: 67.2 Mt at 0.8 g/t



Wahgnion – 1% NSR

"More than one dozen drill-ready targets on the regional land package"

Key Highlights:

- Project owned by Endeavour Mining (US$5.2 bln Mkt Cap)
- 2021 Production Guidance of 140 – 155 kozs | $940 – $990/oz AISC[1]
- US$12 mm exploration budget in 2021 as part of multi year plan to extend mine life to +10 years, targeting four existing deposit areas
  - Endeavour have established a 1.5 - 2.0 Mozs resource discovery target at Wahgnion over the next five years
- **Proven and Probable Reserves**: 1.37 Mozs: 26.4 Mt at 1.61 g/t
- **M&I Resources**: 2.15 Mozs: 44.2 Mt at 1.51 g/t



Source: Capricorn Metals Ltd. Corporate Presentation and website. Reserves and resources sourced from Capricorn Metals press release dated April 17, 2020. Resources reported inclusive of reserves.
Endeavour Mining PLC Corporate Presentation and website. Resource potential based on Endeavour footnote of 21 – 39 Mt at 1.2 – 3.0 g/t.
Wahgnion reserves and resources based on press release dated August 6, 2020 and filed on Teranga Gold Corporation's SEDAR profile. Resources reported inclusive of reserves.
1) Guidance for the post acquisition period commencing Feb. 10, 2021.

Powerful Organic Growth Model

Royalty Generator Model

- Prospecting and staking of properties that are subsequently optioned / sold to exploration companies including recently announced Barrick Gold and Eldorado Gold option agreements
  - Currently 47 exploration properties
- NSRs and carried interests retained on properties

Proprietary Royalty Database

- Strategic alliance with Prospector Royalty Corp. (PRC)
- Opportunity to acquire royalties identified by PRC
  - Targets royalties using proprietary database

Strategic and Economic Benefits

✓ Increased volume of royalty opportunities

✓ Target opportunities with exploration upside

✓ Difficult to replicate

✓ Pursue highly accretive transactions

✓ Avoid competitive auction processes

✓ Drives robust organic growth

Proven Track Record

✓ Over 35 royalties, including Odyssey and Isabella Pearl, originally acquired by staking through the royalty generator model

ELY

- Nevada focus led by Jerry Baughman

- Québec and Ontario focus led by Glenn Mullan

Prospector Royalty Corp.

- Led by Tim Young

Source: Company disclosure.

Premier Operating Partners

High Quality Partners on Key Assets

Focus on ESG and Sustainability

- We choose to partner with operating companies that prioritize industry leading environmental, social and governance (ESG) practices including:
  - Promote a respectful, fair and inclusive workplace that is free of discrimination
  - Reduce harm to the environment through sustainable mining practices
  - Prioritize the health and safety of the workforce
  - Contribute to the socio-economic advancement of nearby communities
  - Continue to engage and communicate with Stakeholders
  - Implement and maintain an internal system of practices, controls, and procedures to promote transparency and effective governance

Source: Company disclosure.

Gold Royalty Moving Forward

Corporate Milestones, Portfolio Catalysts and Future Revenue Growth

Pro Forma Portfolio Near-Term Catalysts

- Q1 2022 – REN mineral resource estimate
- Q1 2022 - Isabella Pearl heap leach pad expansion
- Q1 2022 – Laverton mineral resource estimate
- Q1 2022 – South Railroad Feasibility Study
- Q1 2022 – Gold Rock optimization and development plan / resource expansion program
- Q2 2022 - Beaufor Mine and Beacon Mill to restart operations
- 2022 – Fenelon ongoing drilling to identify new mineralization

Pro Forma Revenue Profile and Growth Expected ($ mm)



$40
$30
$20
$10
$0
2021E[1]
2022E[1]
2023E[1]
2024E[1]
2025+
Future growth driven by Odyssey, REN, Fenelon & Others
Gold Royalty
Elemental

Source: Company disclosure, FactSet and Bloomberg.
1) Based on analyst consensus estimates.

Peer Leading Positioning

Market Capitalization ($ mm)



$1,942
$1,649
$1,133
$785
$690
$638
$416
$288
$224
$98
$70
Osisko
Triple Flag
Sandstorm
PF Gold Royalty 1
Gold Royalty
Maverix
Nomad
Metalla
EMX
VOX
Elemental

Avg. Daily Traded Value ($ mm) (2)



$15.6
$13.7
$3.3
$3.2
$2.0
$1.2
$0.5
$0.4
$0.4
$0.1
$0.1
Osisko
Sandstorm
PF Gold Royalty
Gold Royalty
Metalla
Maverix
EMX
Nomad
Triple Flag
VOX
Elemental

Total Royalties / Streams



229
200
191
164
141
122
75
70
54
15
9
Sandstorm
PF Gold Royalty
Gold Royalty
Osisko
EMX
Maverix
Triple Flag
Metalla
VOX
Nomad
Elemental

2021E – 2024E Revenue Growth CAGR (%) (3)



61%
40%
40%
23%
22%
5%
4%
3%
0%
na
na
Gold Royalty
PF Gold Royalty
Nomad
Metalla
Elemental
Triple Flag
Sandstorm
Osisko
Maverix
EMX
VOX

Source: FactSet, Bloomberg, and company disclosure.
Note: Pricing date of 17-Dec-21. Market capitalizations shown on basic shares outstanding.
1) Based on a 37% premium to Elemental share price.
2) Aggregated across all exchanges over the last 6 months ending 17-Dec-21.
3) Based on analyst consensus estimates of revenue.

Tender Instructions

Tender by the Expiry Time of 5:00 p.m. (Toronto time) on April 27, 2022

Shareholder Type	How Do I Tender My Shares to the Offer?
Beneficial Shareholder You are a Beneficial Shareholder if your Elemental shares are held through a broker, bank or other investment intermediary.	Contact your broker or applicable intermediary and provide them with your tender instructions. **Please note that your broker or applicable intermediary may have an earlier deadline than the current expiry time set by Gold Royalty. Shareholders must instruct their brokers or other intermediaries promptly if they wish to tender.**
Registered Shareholder You are a Registered Shareholder if your Elemental shares are held directly with Elemental and represented by a physical certificate or held as a DRS Advice	Properly complete and execute the Letter of Transmittal and deposit it, at or prior to the Expiry Time, together with your certificate(s) or DRS advice(s) representing your common shares held in Elemental and all other required documents, with the Depositary, Laurel Hill Advisory Group, as follows: **EMAIL**: elemental-offer@laurelhill.com **FACSIMILE**: 1-416-646-2415 **BY MAIL**: PO Box, STN Adelaide, Toronto, Ontario M5C 2J5 Canada **BY REGISTERED MAIL OR COURIER**: 70 University Avenue, Suite 1440 Toronto, Ontario M5J 2M4 Canada

Require additional assistance?

Contact Gold Royalty's Information Agent:
Laurel Hill Advisory Group
North American Toll Fee: 1-877-452-7184 (1-416-304-0211 outside North America)
Email: assistance@laurelhill.com

Appendix

- Balance Sheet and Key Shareholders
- Board and Advisors
- Key Royalties / Interests
- Tender Instructions

Gold Royalty at a Glance

Strong Balance Sheet and Key Shareholders

Capital Markets Overview

Share Structure	
Issued & Outstanding	133.9 mm
Options and Restricted Share Units	6.1 mm
Warrants	14.1 mm
Fully Diluted	154.1 mm

Market Data	
Share Price	$5.15/sh
Avg Daily Trading Value (6 Month Avg.)	$3.2 mm
Market Cap.	$690 mm
Fully Diluted ITM Market Cap.	$738 mm
Cash & Marketable Securities	$37 mm

Significant Shareholders	
GoldMining Inc. (15%)	GDXJ VanEck ETF (1%)
Board & Management (3%)	Sprott Asset Management (0.5%)
Eric Sprott (4%)	Extract Capital
Rob McEwen (5%)	Jimmy Lee (5%)

Analyst Coverage		
Haywood Capital Markets	Colin Healey	Rating: Buy Target: US$8.00
HCW H.C. Wainwright & Co.	Heiko Ihle	Rating: Outperform Target: US$8.25

Note: Pricing date of 17-Dec-21.

Board and Advisors

Balance of Technical and Capital Markets Experience



David Garofalo
Chairman & CEO

Former President & CEO of Goldcorp until its merger with Newmont in 2019; former President & CEO of Hudbay Minerals; former SVP Finance and CFO of Agnico-Eagle



Warren Gilman
Director

Founder, Chairman & CEO of Queen's Road Capital Investment, a leading financier to the global resource sector; former Chairman and CEO of CEF Holdings, a global mining investment company



Garnet Dawson[1]
Director

Director and former CEO of GoldMining Inc, and Director of Freegold Ventures; Geologist with +30 years experience in exploration and mining with senior and junior mining companies in the Americas, Europe and Asia



Ken Robertson
Director

Former Partner and Global Mining & Metals Group Leader with Ernst & Young LLP; Director of Avcorp Industries and Mountain Province Diamonds



Ian Telfer
Chairman of Advisory Board

Former Chairman of Goldcorp and the World Gold Council; built and led Wheaton River, Wheaton Precious Metals, and Uranium One



Amir Adnani
Director

Entrepreneur, Founder, President & CEO of Uranium Energy Corp, Chairman of GoldMining Inc and Uranium Royalty Corp.



Trey Wasser[1]
Director

Former President, CEO and Director of Ely Gold Royalties and President and Director of Research for Pilot Point Partners with +33 years of Brokerage and venture capital experience



Alan Hair
Director

Former President, CEO & COO of Hudbay Minerals; Director of Bear Creek Mining and Great Panther Mining



Glenn Mullan
Director

Former President, CEO, and Chairman of Golden Valley Mines and Royalties and Past President of the Prospectors and Developers Association of Canada (PDAC) with over 40 years of mining and mineral exploration experience



Tim Young
Advisory Board Member

Co-founder of Prospector Royalty Corporation with over thirty years of mineral exploration experience in prospecting, project generation, property and royalty consolidations, acquisitions, sales and options.

1) Will not be standing for re-election at the company's February 2022 annual meeting.

GRC Royalty Portfolio
Royalties on Producing Mines







	MALARTIC OP	JERRITT CANYON	MARIGOLD	ISABELLA PEARL	RAWHIDE
Location	Québec, Canada	Nevada, USA	Nevada, USA	Nevada, USA	Nevada, USA
Operator	Agnico Eagle / Yamana	First Majestic Silver	SSR Mining	Fortitude Gold	Rawhide Mining
Royalty	3.0% NSR	PTR & 0.5% NSR	0.75% NSR	0.375% NSR	15.0% NPI
Project Stage	Production(1)	Production	Production(2)	Production	Production

2 Royalties on Jerritt Canyon

Note: Certain assets have more than one royalty.
1) Royalty covers East Malartic, Jeffrey Zone and the Barnat Extension. The royalty does not cover majority of areas of past and current production.
2) Royalty covers portion of Marigold that is not currently in production.

GRC Royalty Portfolio

Royalties on Assets in Development








	MALARTIC UG	REN	GOLD ROCK	BEAUFOR	BEACON MILL	LINCOLN HILL
	ODYSSEY	GOLDSTRIKE	PAN MINE	BEAUFOR MINE	BEAUFOR MINE	ROCHESTER MINE
Location	Québec, Canada	Nevada, USA	Nevada, USA	Québec, Canada	Québec, Canada	Nevada, USA
Operator	Agnico Eagle / Yamana	Barrick/Newmont	Fiore Gold	Monarch Mining	Monarch Mining	Coeur Mining
Royalty	3.0% NSR	1.5% NSR & 3.5% NPI	0.5% NSR	1.0% NSR	C$2.50 PTR	2.0% NSR
Project Stage	Development	Development	Development	Development	Development	Development

2 Royalties on REN

Note: Certain assets have more than one royalty.

GRC Royalty Portfolio

Royalties on Assets in Development








	FENELON	RAILROAD-PINION	HOG RANCH	CHEECHOO	SÃO JORGE	YELLOWKNIFE
Location	Québec, Canada	Nevada, USA	Nevada, USA	Québec, Canada	Brazil	Northwest Territories, Canada
Operator	Wallbridge Mining	Gold Standard	REX Minerals Ltd	Sirios Resources	GoldMining	GoldMining
Royalty	2.0% NSR	0.44% NSR	2.25% NSR	2.5%-4.0% NSR	1.0% NSR	1.0% NSR
Project Stage	Developing	Pre-Feasibility	PEA	PEA	PEA	PEA

Note: Certain assets have more than one royalty.

GRC Royalty Portfolio

Royalties on Assets in Development







	LA MINA	SLEEPER	MT. HAMILTON	MONTE CRISTO
Location	Colombia	Nevada, USA	Nevada, USA	Nevada, USA
Operator	GoldMining	Paramount Gold	Waterton Resources	Waterton Resources
Royalty	2.0% NSR	0.33% NSR	1.0% NSR	1.0% NSR
Project Stage	PEA	PEA	Feasibility Study	Feasibility Study

Note: Certain assets have more than one royalty.

Elemental Royalty Portfolio
Royalties on Producing Mines








	WAHGNION	KARLAWINDA	AMANCAYA	MERCEDES	KWALE	MT. PLEASANT
Location	Burkina Faso, West Africa	Pilbara, West Australia	Chile	Mexico	Kenya	Australia
Operator	Endeavour Mining	Capricorn Metals	Austral Gold	Equinox Gold	Base Resources	Zijin Mining
Royalty	1.0% NSR	2.0% NSR	2.25% NSR	1.0% NSR	0.25% GRR	A$10/oz or 5% NPI
Project Stage	Production	Production	Production	Production	Production	Production